February 6, 2008



Electronic Transmittal


Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549


                       Re:  Engex, Inc.


Dear Sir or Madam:

     On behalf of J. Morton Davis, Rosalind Davidowitz and Rivkalex Corp., transmitted herewith is an amended Schedule 13D reporting a change in beneficial ownership of the securities of the above- captioned issuer.


Very truly yours,

/s/ David Selengut


David Selengut

                               SC 13D/A
                        Amended Schedule 13D


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__7__)



                                    Engex, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                              Common Stock, $.10 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                  292851102
           ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Ellenoff Grossman Schole, LLP
                370 Lexington Avenue, New York, NY  (212) 370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               January 19, 2007
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


     Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                             Page 1 of 6  pages

CUSIP No.  292851102                 13D                   Page 2 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            548,668
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             548,668
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      840,201
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    57.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  292851102                 13D                   Page 3 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            291,533
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             291,533
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      840,201
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    57.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  292851102                 13D                   Page 4 of 6 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rivkalex Corporation


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New York

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            167,429
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             167,429
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       -0-
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      167,429
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    CO.

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                             Page 5 of 6 Pages

          J. Morton Davis, Rosalind Davidowitz, and Rivkalex Corporation ("Rivkalex"), (collectively, the "Reporting Parties") hereby amend the following Items in their statement on Schedule 13D relating to the common stock, $.01 par value ("shares") of Engex, Inc. (the "Issuer") as follows:


Item 3. is hereby amended by adding the following new paragraph thereto:

          Since the previously filed Schedule 13D, Amendment No. 6, Rosalind Davidowitz used her personal funds to purchase an additional 800 shares.

          J. Morton Davis acquired 488,614 shares from the Issuer upon consideration of the cancellation of notes pursuant to an Exchange Agreement, attached as Exhibit A to the Issuer's Proxy filed with EDGAR on December 18, 2006.

Item 4. is hereby partially amended as follows:

          The purchases were investment purposes only and not to effect any plan described in (a) - (j) of Item 4.

Item 5. (a) is hereby amended in its entirety as follows:

          As of December 31, 2007, Mr. Davis may be deemed to beneficially own 840,201 shares (4) or 57.5% of the Issuer's shares as follows: (i) 58,754 shares owned by D.H. Blair Investment Banking Corp. ("Blair Investment"), (ii) 167,429 shares owned by Rivkalex Corporation, (iii) 124,104 shares owned by Rosalind Davidowitz, and (iv) 489,914 shares owned directly by J. Morton Davis.

          As of December 31, 2007, Rosalind Davidowitz may be deemed to beneficially own 840,201 shares or 57.5% of the Issuer's shares as indicated in (i) - (iv) above.(5).

          As of December 31, 2007, Rivkalex may be deemed to beneficially own 167,429 shares or 11.5% of the Issuer's shares.



Item 6. Reference is made to the Exchange Agreement filed as Exhibit A to the Issuer's Proxy Statement filed with EDGAR on December 18, 2006.


_______________________________________________________________________________

(4) Although Mr. Davis is including securities owned by Rosalind Davidowitz and Rivkalex in the aggregate amount of shares owned by him, filing of this statement shall not be deemed an admission by J. Morton Davis that he beneficially owns the securities attributed to Rosalind Davidowitz or Rivkalex for any purpose. J. Morton Davis expressly disclaims beneficial ownership of all securities held by Rosalind Davidowitz and Rivkalex.

(5) Although Mrs. Davidowitz is including securities owned by J. Morton Davis and Blair Investment in the aggregate amount of shares owned by her, filing of this statement shall not be deemed an admission by Mrs. Davidowitz that she beneficially owns the securities attributed to J. Morton Davis or Blair Investment for any purpose. Mrs. Davidowitz expressly disclaims beneficial ownership of all securities held by J. Morton Davis and Blair Investment.

                                                       Page 6 of 6  pages





                              SIGNATURES


 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                         /s/ J. Morton Davis
Date:    February 6, 2008            by:_____________________________
         New York, New York             J. Morton Davis







                                        /s/ Rosalind Davidowitz
Date:    February 6, 2008              _____________________________
         New York, New York              Rosalind Davidowitz







                                        RIVKALEX CORPORATION


                                        /s/ Rosalind Davidowitz
Date:    February 6, 2008             _____________________________
         New York, New York              Rosalind Davidowitz